Exhibit 99.2

G MEDICAL INNOVATIONS HOLDINGS LTD.
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: GMVD)

PROXY STATEMENT

ANNUAL GENERAL MEETING
To Be Held on July 20, 2022

This Proxy Statement is furnished to the members (“Shareholders”) of record at the close of business on June 9, 2022 (the “Record Date”) of G Medical Innovations Holdings Ltd. (“we” or the “Company”) in connection with the solicitation by the Company’s Board of Directors of proxies for use at the annual general meeting (“AGM”) of the Company and at any adjourned meeting thereof pursuant to the accompanying Notice of Annual General Meeting. The AGM will be held at the Company’s offices located at 5 Oppenheimer St. Rehovot 7670105, Israel on July 20, 2022 at 5:00 p.m. (Israel time).

An electronic version of this Notice of Annual General Meeting is available at: www.gmedinnovations.com

SOLICITATION OF PROXIES

It is proposed that the AGM be held for the following purposes:

1)	To lay before the AGM the Company’s profit and loss accounts, balance sheets, group accounts (if any) for the year ended 31 December 2021 prepared by the CFO of the Company.

2)	To re-elect Chanan Epstein as a Class I director to serve on the Board of Directors of the Company until the third annual general meeting following the AGM.

3)	To re-elect Dr. Brendan de Kauwe as a Class I director to serve on the Board of Directors of the Company until the third annual general meeting following the AGM.

4)	To transact any such other business that may properly come before the meeting.

The Company is currently not aware of any other matters that will come before the AGM. If any other matters properly come before the AGM, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the AGM in person, or by appointing a duly executed proxy as detailed below.

A Form of Proxy for use at the AGM and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the AGM. However, if the Shareholder attends the AGM and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least 48 hours prior to the AGM will be voted in accordance with the instructions specified by the Shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by a shareholder on the Form of Proxy, the ordinary shares represented thereby will be voted in accordance with such specification. On all matters considered at the AGM, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the AGM are being solicited by the Board of Directors of the Company. Proxies are being mailed to Shareholders on or about June 17, 2022 and will be solicited chiefly by mail and through the internet; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only Shareholders of record at the close of business on June 9, 2022, will be entitled to notice of, and to vote at, the AGM and any adjournments or postponements thereof. As of the Record Date, there were 24,386,680 ordinary shares issued and outstanding and entitled to vote at the AGM.

No business shall be transacted at the AGM unless a quorum is present. A quorum is twenty five percent (25%) of Shareholders present in person or by proxy or by a duly authorised representative and entitled to vote on the business being transacted.

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Company’s directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.

PROPOSALS FOR THE AGM

ITEM 1 — COMPANY’S ACCOUNTS

Proposal No. 1 — To receive the Company’s accounts.

The Company’s profit and loss accounts, balance sheets, group accounts (if any) for the year ended 31 December 2021 prepared by the CFO of the Company will be laid at the AGM.

Vote Not Required

The Company’s directors are required to cause to be prepared and to be laid before the Company at each annual general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

ITEM 2 — RE-ELECTION OF CLASS I DIRECTORS
(Item 1 & 2 on the Proxy Card)

Proposal No. 2 & 3 — To Re-elect two (2) Class I directors to serve on the Company’s Board of Directors.

Our Board of Directors is divided into three classes and currently has seven members. Class I consists of two (2) directors, Class II consists of two (2) directors and Class III shall consist of three (3) directors. The term of office of the Class I directors shall expire at the AGM and each Class I director elected to succeed has a three-year term expiring at the AGM in the third year following election.

There are two directors currently serving as Class I directors whose term of office expires at the AGM: Chanan Epstein and Dr. Brendan de Kauwe will seek re-election.

NOMINEE FOR CLASS I DIRECTOR

The brief biographies below include information, as of the date of this proxy statement, regarding the specific and particular experience, qualifications, attributes or skills of each director or nominee that led the Board of Directors to believe that nominee should continue to serve on the Board of Directors. However, each of the members of the Board of Directors may have a variety of reasons why he or she believes a particular person would be an appropriate nominee for the Board, and these views may differ from the views of other members.

The following is a brief biography of each nominee for director and a discussion of the specific experience, qualifications, attributes or skills of each nominee that led the Board of Directors to recommend that person as a nominee for director, as of the date of this proxy statement.

Chanan Epstein

Mr. Chanan Epstein has served on our board of directors since June 2021. Chanan Epstein is a senior technology and telecom executive with substantial experience in domestic and international markets. Since 2000, he has served as a Senior Vice President at Amdocs (Nasdaq: DOX), a leading software and service provider to telecom and media companies, and he began his service at Amdocs in 1995. At Amdocs, Mr. Epstein is responsible for developing and maintaining key customer relationships worldwide. In this role, he is also instrumental in driving forward strategic deals, leveraging his CEO/CXO relationships across the telecom industry in North America and Asia. Prior to joining Amdocs, from 1974 to 1991, Mr. Epstein served in the Israeli Air Force. Ultimately attaining the rank of Colonel, he oversaw research and development of “Command, Control, Communications and Intelligence” operational systems, as well as avionics software. During his military career, Mr. Epstein spent several years in the U.S. leading key strategic ventures between the U.S. and Israeli Air Forces, specifically heading up the F-16 avionics software project at General Dynamics. Mr. Epstein sits on the board of a number of private and public companies, currently serve on the board of RFCode and Copilot. He is also an active technology investor and a mentor to numerous executives. Mr. Epstein received his BA in mathematics and computer science from Bar Ilan University in Israel, as well as participated (partially completed) in the master program of computer science at Weizmann institute in Israel.

Dr. Brendan de Kauwe

Dr. Brendan de Kauwe has served on our Board of Directors since February 2017 and was our Corporate Advisor and Lead Manager to the initial public offering on the ASX. Dr de Kauwe studied a Bachelor of Science in Pharmacology and Physiology and holds a Bachelor of Dental Surgery from the University of Western Australia, with Post Graduate certifications in Oral Surgery and Implantology. He also holds a Post Graduate Diploma in Applied Finance, majoring in Corporate Finance, and is an Australian Securities and Investments Commission complaint (RG146) Securities Advisor. Dr de Kauwe is an experienced operations and transaction focused executive with key skills in creating company value through strategic partnerships and mergers and acquisitions, with particular experience in the biotechnology, life sciences and technology sectors. He is also a Director of a private investment banking firm with vast experience in corporate restructuring and recapitalisations, mergers and acquisitions, as well as public market transactions and equity capital markets in both Australia and internationally. Dr. de Kauwe has served as Chairman and/or Director of numerous ASX listed companies. We selected Dr. Brendan de Kauwe to serve on our board of directors because he brings to our board of directors an extensive experience in finance.

The election of each director shall be voted upon separately

Vote Required; Recommendation of the Board

Directors are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors, and which did not abstain. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of each of the two nominees named above.

The Board of Directors unanimously recommends a vote “FOR” the approval of each of Chanan Epstein and Dr. Brendan de Kauwe for re-election as a Class I director.

ITEM 3 — ANY OTHER BUSINESS

To transact any such other business that may properly come before the meeting.

Management currently knows of no other business to be transacted at the AGM, other than as set forth in the Notice of Annual General Meeting; but, if any other matters are properly presented at the AGM, the persons named in the enclosed Form of Proxy will vote upon such matters in accordance with their best judgment.

Please refer to the accompanying Form of Proxy, which is made a part of this proxy statement.

Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the Cayman Islands.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTER SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 16, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 16, 2022, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors,

/s/ Kenneth R. Melani
Kenneth R. Melani
Chairman of the Board of Directors

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